UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 1-14212

Ashanti Goldfields Company Limited
(*Exact name of registrant as specified in its charter*)

**Gold House
Patrice Lumumba Road
Roman Ridge
P.O. Box 2665
Accra, Ghana
+233 21 772 190**

(*Address, including zip code, and telephone number, including area code, of registrant's principal executive offices*)

Global Depositary Receipts
Ordinary Shares, no par value

(*Title of each class of securities covered by this Form*)

None

(*Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains*)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	x	Rule 12h-3(b)(2)(i)	x
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Ashanti Goldfields Company Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2004

By: _____
Name:
Title: